

December 4, 2014

Via E-mail
Shimon Citron
Chief Executive Officer
EZTrader, Inc.
6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012

> **Re: EZTrader, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12(g)**
> **Filed October 30, 2014**
> **File No. 000-51255**

Dear Mr. Citron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 in our letter dated October 10, 2014. Please revise to more specifically describe where you are in the process of obtaining a Futures Commodities Merchant license and any expected timeframe for obtaining such license. Please also explain how pursuing an FCM license will impact your prospective U.S. operations. We may have further comment.

Item 1. Business

Our Current Business

Binary Options – featured by online providers, page 2

2.   Please briefly explain how a customer is "made aware of the payout and loss ratio prior to entering into a contract." In addition, please clarify if the customer pays the full amount at the time of contract is executed and how quickly any amount is returned to the customer. In this regard, we note the disclosure on page 2 that, after the expiry time, an amount is "paid back to the customer."

3.   We note your disclosure on page 2 that "ratios are always fixed prior to the opening of a contract with a customer and determined based on the risk of the underlying asset at the time [you] make the asset available for trading." Please briefly revise to clarify the customer's role, if any, related to the return percentage of the contract and whether the customer's only choice is whether to accept the contract with a predetermined return percentage and expiry time.

Trading Platform, page 3

4.   We note your revised disclosure describing the meaning of the SAS 70 accreditation. The Statement on Auditing Standard No. 70 ("SAS 70") was replaced by the Statement on Standards for Attestation Engagements No. 16 ("SSAE 16"), which contains the requirements and guidance for a service auditor reporting on a service organization's controls. Please clarify if the report on internal controls of the third party hosting service is in accordance with SSAE 16.

Customer Base, page 4

5.   Please revise to describe more specifically what you mean by "instrument category" and "new assets."

Item 2. Financial Information

Overview, page 16

6.   We note your disclosure of average revenue per user (ARPU), average user acquisition costs (AUAC) and return on investment (ROI) for the respective periods. Please show us how you calculate these metrics.

7.   In addition to above, please clarify for us if an active user, used to calculate ARPU and AUAC, is similar to an active customer as defined on page 17. Please also consider

disclosing the number of active users used to calculate the operating metrics for the respective periods.

Sales and Marketing, page 18

8.   We note your revised disclosure related to sales and marketing expense. Please further revise to disclose the expense amounts consistent with the amounts disclosed in the Consolidated Statements of Operations for the respective periods.

Interim Condensed Consolidated Financial Statements as of June 30, 2014

Consolidated Balance Sheets, page F-3

9.   We note your response to our previous comment 29 from our letter dated October 29, 2014. Please reconcile the amount of common shares issued and outstanding as disclosed in the interim consolidated balance sheets of 78,531,531at December 31, 2013 to the issued and outstanding amount of 84,195,671 at December 31, 2013 as disclosed in your audited consolidated balance sheets and your audited statement of changes in equity.

10.   In addition to above, we also note from you disclosure in Note 5 Share Capital on page F-12 of your interim financial statements that 7,880,000 common shares were issued in May 2014. Please tell us if these issued shares are included in the 84,195,671 amount disclosed as issued and outstanding at June 30, 2014 in your interim consolidated balance sheets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Oded Har-Even, Esq.
        Howard E. Berkenblit, Esq.
        Zysman, Aharoni, Gayer and Sullivan & Worcester LLP